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EXHIBIT 99.5
                       ALR TECHNOLOGIES INC.
                        15446 Bel-Red Road
                  Redmond, Washington 98052-5507
                   Phone: (425) 376-ALRT (2578)
                        Fax: (425) 376-2580
June 4. 1999

VIA FAX (No. 250-537-9975)

Mr, Mike Rest
Salt Spring Island, BC

Dear Mr. Best:

     We set out below the terms of a proposal as per your conversations with John Baldwin as follows:

     (a) You agree to provide your written resignation as a director and officer of ALR Technologies Inc. (the "Corporation") effective today. The Corporation will promptly make all required statutory filings and announcements and will promptly copy you with these.

     (b) In lieu of notice of termination of employment, the Corporation will pay you the sum of US$14,999.97 in three payment of $4,999.99 each by cheque dated June 30, July 31 and August 31, 1999. Post-dated cheques are attached.

     (c) You agree to waive any fees and expenses due under your present contract from May 31. 1999 to date. A bank draft for expenses to such dare in the sum of US$10,000 is attached.

     (d) As previously agreed you will receive a grant of options to purchase 100,000 shares of the Corporation at US$0.05 per share exercisable for two years under the Corporation's incentive stock option plan. This grant will be subject to the obtaining of any required regulatory approvals and the filing of a Form 10-SB and Form S-8 as required by United States securities legislation. The Corporation will file the Form S-8 within 15 days of Form 10-SB going "effective" (estimated 60 days from filing date)

     (e) You will receive a commission on sales, of the following products of the Corporation sold by you until December 31, 2000 as follows:

     -    10 cents (US$0.10) a unit on beepers; and
     -    3% an programming stations.

     You will have exclusive sales rights on sales to Ely Lilly (and on sales commissions until December 31. 2000.

     You and Greg Rae will have exclusive sales rights on sales to Soma, Planet RX, Drugstore.com and Commissions (at the above rates) will be Split 70% to yourself and 30% with Greg Rae. At your option and at your expense, you may cause an audit to be made of the Corporation's records and, with consent of the purchasers, of the purchasers' records of such sales.

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     (f) A letter of indemnity in the form of the attached is
delivered together with this letter.

     (g) The Corporation hereby delivers to you the original signed letter of complaint from Ms. Debbie McNutt and the original signed letter releasing any claims upon execution hereof.

     (h) The Corporation will accept an assignment from you of your cellular phone contract and will indemnify you against and hold you harmless from any liability in that connection. The Corporation will forward you a cheque forthwith for US$330 in respect of your out-of-pocket cost for the security deposit for your apartment.

     (i) This letter agreement is intended to resolve all claims between yourself and the Corporation, ALR (A Little Reminder) Inc., Timely Devices Inc. and all directors and officers (and former directors and officers) of such entities. You agree, at the requests and expense of the Corporation, to enter into mutual releases of all claims with the foregoing.

     This proposal is open for acceptance until 12:00 noon on Monday, June 7. 1999 and, if you are in agreement, you should sign your acceptance where indicated below.

Yours truly,

ALR TECHNOLOGIES INC,

/s/ Robert G. Eadie
Director

The foregoing is accepted

/s/ Michael Best
Michael Best